

03 MAY 12 7:21

Rabobank Nederland

Sender *UC G-654, Postbus 17100, 3500 HG Utrecht*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address *Croeselaan 18, Utrecht*

Telephone *(00) 31 302162615*
Fax *(00)31 302161928*



03022106

Our reference BB/jcd
Date 5 May 2003

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed annual report 2002,press releases from the period April 2003 and the Pricing Supplements of April 2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

dlw 6/3


Rabobank

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RABOBANK WINS AWARD FOR 2002 ISSUANCE

02-04-2003

Rabobank has achieved the award of the Best Euro Medium Term Note Borrower in 2002 from the magazine Euroweek. The award, which was announced yesterday at the Euromoney Annual Awards ceremony in London, is based on interviews with the leading dealers in the MTN market.

The dealers surveyed by Euroweek considered Rabobank "a textbook example of AAA issuance" and frequently cited the bank's flexibility as a key element of its success. As a significant MTN issuer, Rabobank is well known in the market for its flexible approach to notes issuance, the diversity of its funding sources and the consistency and predictability of its funding levels.

According to Haijo Dijkstra, Head of Global Liability Management, Rabobank Group Treasury, "We are delighted to receive this award. In the current climate of uncertainty, we think that there is a important role for a highly rated and flexible MTN borrower. In 2003, we are determined to maintain this leading position."

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Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl

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BLOOMBERG M&A LEAGUE TABLE FOR 2003 Q1 RANKS RABO INDIA AMONGST THE LEADING CORPORATE & INVESTMENT BANKS IN INDIA

07-04-2003

Two Deals worth $ 139.96 million in the first quarter:
- Acquisition of 86% of ING Vysya Housing Finance Limited by the Dewan Housing Finance;
- Merger of HFCL Infotel Limited with The Investment Trust of India Limited.

Bloomberg M&A League Table for 2003 Q1 ranks Rabo India (a subsidiary of Rabobank International) the second leading corporate and investment bank in India as per the report released on April 3, 2003 for the period January 1, 2003 through March 31, 03. With two deals worth $ 139.96 million, Rabobank International is close second to ICICI Securities, who acquired four deals with the volume of $142.47 million.

The two deals acquired during the quarter are the Acquisition of 86% of ING Vysya Housing Finance Limited by the Dewan Housing Finance was an all cash deal of about INR 2.3 billion. The Merger of HFCL Infotel Limited with The Investment Trust of India Limited. Rabo India was the sole advisor for both the deals.

Published quarterly Bloomberg's India M & A League Tables rank banks on the level of involvement in mergers and acquisitions. The M & A League tables rank the investment advisors of M&A deals by aggregate deal volume.

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CONTACT INFORMATION

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl

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RABOBANK ISSUES A EUR 1 BILLION 10 YEAR BENCHMARK EUROBOND

11-04-2003

The issue is arranged by Rabobank International, CSFB and UBS Warburg.

Issuer : Rabobank Nederland

Currency : EUR 1 billion

Status : senior, unsubordinated

Coupon : 4.250 % annually

Issue date : 25 April 2003

Maturity : 25 April 2013

Redemption Price : 100%

Issue price : 99.124 %

Denominations : EUR 1,000 EUR 10,000 EUR 100,000

Listing : Euronext Amsterdam

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CONTACT INFORMATION

Press Relations
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3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl



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... LATEST NEWS

RABO INDIA PRESENTS THE 'RABO INDIA BIO BUSINESS AWARD' AT THE BANGALORE BIO 2003

16-04-2003

Rabo India Finance, presented the first ever 'Rabo India Bio Business Awards' to entrepreneurs in recognition of their efforts to develop India as a major Biotech hub. Categories and names of entrepreneurs who won this year's awards are:

Best Bio Entrepreneur – BIOCON INDIA
Best Bio Start-up – SIRO CLINPHARM
Best Bio Innovator–STRAND GENOMICS
Best Bio Product – X-CYTON DIAGNOSTICS
Best Bio Investor – ICICI VENTURES
Best Bio Exporter - SARTORIOUS

The awards were given by Mrs. Kiran Mazumdar Shaw, Chairperson, Karnataka's Vision Group on Biotechnology & CMD, Biocon India. Also present on the occasion were Mr. Ronil Sujan, Executive Director-Corporate Finance, Rabo India and Mr. Alok Gupta, Associate Director-Head life sciences and biotechnology, Rabo India.

State level initiatives has resulted in international recognition to 'Bangalore Bio' thus providing an ideal platform to institute 'bio-business awards' in the categories of Best Bio Entrepreneur, Best Bio Innovator, Best Bio Investor, Best Bio Start-up, Best Bio Product and Best Bio Exporter.

According to Mr. Rana Kapoor, CEO & Managing Director of Rabo India Finance, "Rabo India has long believed in the potential of the life sciences sector for India and continues to be a partner for growth and strategic value creation for the Indian Pharmaceutical and Biotechnology companies. We strongly believe that India has a bright and promising future in the biotechnology sector, especially through the creation of numerous new and vibrant biotechnology businesses across the country".

Bangalore Bio 2003 provides the perfect platform for companies in the Biotech, Healthcare & Pharma, Instrumentation and Infrastructure sectors to showcase the latest in Technology, Research and Trade to a global audience. Apart from the regular components of the event such as the Exhibition, Conference, B2B Forum and Academic Pavilions, there are a few special events like the CEO's Conclave - a special industry get-together with the institution of the Rabo India Bio-Business Awards ceremony for six different categories, a high powered networking lunch - an occasion for representatives of the different sectors of the biotech world to meet and discuss their future plans
Brief write up on Rabo India

Rabo India Finance, the Indian subsidiary of Rabobank Nederland provides innovative corporate and investment banking product driven solutions to top tier clients in the following knowledge sectors:

CONTACT INFORMATION

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl

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→ Media Calendar
→ Mediakit
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- Food & Agribusiness
- Life Sciences (including pharmaceuticals, healthcare and biotechnology)
- Telecom, Media and IT (TMI)
- Infrastructure Development and
- Financial Services Sector

The Rabobank Group is one of the world's most established "AAA" rated financial institutions with over €377 billion in assets and has over 100 years of industry practice experience & expertise spanning several industries globally.

Rabo India provides the entire spectrum of fund and fee based products & services in India drawing on its local resources as well as Rabobank's global network spanning 140 offices across 40 countries.

These include Corporate Finance, Mergers & Acquisitions, Joint Venture Advisory Services leveraging Rabobank's global clientele, Corporate Restructuring, Acquisition Finance, Strategic/ Private Equity Investment Capabilities, Project & Structured Finance, Corporate Banking, Structured Commodity Trade Finance and Off Balance Sheet Financing Structures.

Rabo India has established a high quality, knowledge driven delivery platform of over 80 professionals in India providing corporate and investment banking solutions to clients, both Indian and Multinationals.

For any additional information you might require, feel free to contact:

Ekta Sheth / Abhinav Srivastava - Rediffusion DY&R
Tel: 56625431 / 9821077308
Email: ekta_sheth@ind.dyr.com

Karan Ahluwalia - Strategic Business Initiatives & Head Corporate Affairs, Rabo India
Email: karan.ahluwalia@rabobank.com

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riv

03 MAY 12 AM 7:21

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 673A
TRANCHE NO: 1
USD 5,000,000 Callable Range Accrual Notes due 2 May 2006

Issue Price: 100.00 per cent.

Rabobank International

The date of this Pricing Supplement is 28 April 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (together the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find an additional Dutch selling restriction in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	673A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollar ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 5,000,000
	(ii)	Tranche:	USD 5,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		10,000
7	Issue Date:		2 May 2003
8	Maturity Date:		2 May 2006
9	Domestic Note: *(if Domestic Note, there will be no gross-up for withholding tax)*		No
10	Interest Basis:		Fixed Rate changing into Floating Rate (further particulars specified below and in Annex A)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Fixed Rate for the period from and including the Issue Date to but excuding 2 November 2003 automatically converting into Floating Rate from and including 2 November 2003 to but excluding the Maturity Date.
13	Put/Call Options:		Call
14	Status of the Notes:		Senior
15	Listing:		None
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate (s) of Interest:	For the Period from and including the Issue Date to but excluding 2 November 2003, Interest will accrue at 3.00 per cent. per annum

	(ii)	Interest Payment Date(s):	The Fixed Rate Interest will be payable on 2 November 2003, in accordance with the Following Business Day Convention
	(iii)	Fixed Coupon Amount (s):	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	The Specified Interest Payment Dates shall be semi-annually in arrears, on 2 May and 2 November in each year, commencing on 2 May 2004 and ending on the Maturity Date.
	(ii)	Business Day Convention:	Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 1(a)):	London
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(v)	Interest Period Date(s):	As specified in Annex A
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(viii)	ISDA Determination (Condition 1(a)):	Applicable
		– Floating Rate Option:	Not Applicable
		– Designated Maturity:	Not Applicable
		– Reset Date:	As specified in Annex A
		– ISDA Definitions: (if different from those set out in the Conditions)	As specified in in Annex A
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(xiii)	Rate Multiplier:	Not Applicable

	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The Specified Interest Payment Dates falling on 2 May and 2 November in each year, commencing on 2 November 2003 and ending on 2 November 2005
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	The Notice Period shall be not less than five (5) New York and London Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable

35	If non-syndicated, name of Dealer:	Rabobank International If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
36	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."

OPERATIONAL INFORMATION

37	ISIN Code:	XS0166907757
38	Common Code:	16690775
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: Rabobank International

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.935483, producing a sum of (for Notes not denominated in Euro):	EUR 4,677,415
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	28 April 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 
Duly authorised

Annex A

On the Interest Determination Date, the Calculation Agent shall determine in its absolute discretion the Rate of Interest ("I") to be applied to the Relevant Interest Period which shall be calculated as follows:

From and including 2 November 2003 to but excluding 2 May 2004:	I = 3.50 per cent. * X / Y
From and including 2 May 2004 to but excluding 2 November 2004:	I = 3.50 per cent. * X / Y
From and including 2 November 2004 to but excluding 2 May 2005:	I = 3.75 per cent. * X / Y
From and including 2 May 2005 to but excluding 2 November 2005:	I = 3.75 per cent. * X / Y
From and including 2 November 2005 to but excluding 2 May 2006:	I = 4.00 per cent. * X / Y

Where:

"X" means the number of Fixing Days from and including the first day of the Observation Period to and including the last day of the Observation Period on which the 6 month USD-LIBOR is at or within the Range during the Observation Period provided that the 6 month USD-LIBOR as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Fixing Days of the relevant Observation Period;

"Y" means the number of Fixing Days in the Observation Period

"Range" means for the period

From and including 2 November 2003 to but excluding 2 May 2004:	0.00 per cent. - 2.50 per cent.
From and including 2 May 2004 to but excluding 2 November 2004:	0.00 per cent. - 2.75 per cent.
From and including 2 November 2004 to but excluding 2 May 2005:	0.00 per cent. - 3.00 per cent.
From and including 2 May 2005 to but excluding 2 November 2005:	0.00 per cent. - 3.00 per cent.
From and including 2 November 2005 to but excluding 2 May 2006:	0.00 per cent. - 3.50 per cent.

"6 month USD-LIBOR" means the rate for deposits in USD for a period of 6 months as referred to as "USD-LIBOR-BBA", in the 2000 ISDA Definitions. For the purposes of the definition of USD-LIBOR-BBA, the Reset Date shall be each Fixing Date. If the 6 month USD-LIBOR is not available, the Calculation Agent shall determine 6 month USD-LIBOR as applicable in accordance with the appropriate ISDA Definitions fall-back provisions of "USD-LIBOR-BBA" as specified therein;

"Interest Determination Date" means the day that is five (5) Business Days prior to the relevant Interest Payment Date;

"Fixing Day" means each Business Day during the Observation Period;

"Observation Period" means the period from and including the first day of each Interest Period to and including the last day of each Interest Period.

nv

03 MAY 12 AM 7:21

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 681A
TRANCHE NO: 1
USD 21,140,000 Callable Step-Up Fixed Rate Notes due 2008

Issue Price: 100.00 per cent

Rabobank International

The date of this Pricing Supplement is 23 April 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find an additional selling restriction in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	(i) Issuer:	Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	681A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollar ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 21,140,000
	(ii) Tranche:	USD 21,140,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	USD 10,000
7	Issue Date:	25 April 2003
8	Maturity Date:	25 April 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (Further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

(i)	Rate (s) of Interest:	From and including 25 April 2003 to but excluding 25 April 2004, 3.30 per cent. per annum payable semi-annually in arrears From and including 25 April 2004 to but excluding 25 April 2005, 3.55 per cent. per annum payable semi-annually in arrears From and including 25 April 2005 to but excluding 25 April 2006, 3.80 per cent. per annum payable semi-annually in arrears From and including 25 April 2006 to but excluding 25 April 2007, 4.05 per cent. per annum payable semi-annually in arrears From and including 25 April 2007 to but excluding the Maturity Date, 4.30 per cent. per annum payable semi-annually in arrears
(ii)	Interest Payment Date(s):	25 April and 25 October in each year, commencing on 25 October 2003 and ending on the Maturity Date
(iii)	Fixed Coupon Amount (s):	USD 165.00 on 25 October 2003 USD 165.00 on 25 April 2004 USD 177.50 on 25 October 2004 USD 177.50 on 25 April 2005 USD 190.00 on 25 October 2005 USD 190.00 on 25 April 2006 USD 202.50 on 25 October 2006 USD 202.50 on 25 April 2007 USD 215.00 on 25 October 2007 USD 215.00 on the Maturity Date Per Specified Denomination of USD 10,000
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	*Other terms relating to the method of* calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	25 April and 25 October in each year commencing on 25 October 2003 and ending on 25 October 2007
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes no later than five (5) Business Day prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7©):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable

35	If non-syndicated, name of Dealer:	Rabobank International If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
36	Additional selling restrictions:	The Netherlands Selling Restriction. "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."

OPERATIONAL INFORMATION

37	ISIN Code:	XS0166723196
38	Common Code:	016672319
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: Rabobank International

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable

43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.935898 producing a sum of (for Notes not denominated in Euro):	Euro 19,784,884
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	23 April 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised

nV

03 MAY 12 AM 7:21

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO.: 676A
TRANCHE NO: 1

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) (the "Issuer")

USD 20,000,000 Callable Range Accrual Notes due 24 April 2023

Issue Price: 100.00 per cent.

CITIGROUP

The date of this Pricing Supplement is 22 April 2003

Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Notes on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 24 April 2004 the Notes pay Interest dependant on a daily quotation of 3 month USD-LIBOR-BBA on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may affect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 3 month USD-LIBOR-BBA at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 31 March 2003. This table is purely for reference purposes, the historical movement of 3 month USD–LIBOR-BBA under various economic circumstances is not necessarily indicative of the future performance of 3 month USD-LIBOR-BBA or what the value of the Notes may be in the future. Any historical trend in the value of 3 month USD–LIBOR-BBA set forth in the Annex is no indication that 3 month USD-LIBOR-BBA or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	676A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("USD").
4.	Aggregate Nominal Amount	
	(i) Series:	USD 20,000,000.
	(ii) Tranche:	USD 20,000,000.
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	USD 100,000.
7.	Issue Date:	24 April 2003.
8.	Maturity Date:	24 April 2023.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13.	Put/Call Options:	Call.
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable
	(i) Rate of Interest:	The rate of interest payable on each Specified

Interest Payment Date will be determined in accordance with the following:

Accrual Rate multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"Accrual Days" means the number of calendar days in each Observation Period on which 3-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than or equal to 0.00 per cent. but less than or equal to 8.00 per cent.

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 3-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding London Business Day.

The Reference Level for each of the four calendar days immediately preceding any Interest Payment Date will be deemed to be equal to the Reference Level on the fifth calendar day prior to that Interest Payment Date, or the London Business Day immediately preceding the fifth calendar day prior to that Interest Payment Date should the fifth calendar day be a non-London Business Day.

"Accrual Rate" means:

7.60 per cent. for the period from and including the Issue Date to but excluding 24 April 2008.

		6.50 per cent. for the period from and including 24 April 2008 to but excluding 24 April 2013. 6.00 per cent. for the period from and including 24 April 2012 to but excluding 24 April 2018. 5.50 per cent. for the period from and including 24 April 2018 to but excluding the Maturity Date. **"Observation Period"** means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.
	(ii) Interest Payment Date(s):	Interest is payable annually in arrear on 24 April in each year commencing on 24 April 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York.
	(iii) Fixed Coupon Amounts:	Not Applicable
	(iv) Broken Amount:	Not Applicable.
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted).
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable.
18.	**Floating Rate Provisions**:	Not Applicable
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable.
	(i) Optional Redemption Date(s):	Each Interest Payment Date from and including 24 April 2005 to and including 24 April 2022, subject to adjustment in accordance with the Modified Following Business Day Convention.
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal Amount.
	(iii) If redeemable in part:	
	(a) Minimum nominal amount to be redeemed:	Not Applicable.
	(b) Maximum nominal amount to be redeemed:	Not Applicable.
	(iv) Option Exercise Date(s):	Not Applicable.
	(v) Description of any other Issuer's option:	Not Applicable.
	(vi) Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than 5 London and New York Business Days prior to the Optional Redemption Date.
23.	**Put Option**	Not applicable.
24.	**Final Redemption Amount**	Nominal Amount.
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition	Yes, as set out in the Conditions.

	7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules.
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer	Not Applicable.

	• to forfeit the Notes and interest due on late payment:	
30.	Details relating to Instalment Notes:	Not Applicable.
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable.
	(ii) Stabilising Manager (if any):	Not Applicable.
	(iii) Dealer's Commission:	Not Applicable.
35.	If non-syndicated, name of relevant Dealer:	Citigroup Global Markets Limited (formerly Salomon Brothers International Limited).
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0166719756
38.	Common Code:	016671975

39.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	Not applicable.
40.	Delivery:	Delivery against payment.
41.	The Agents appointed in respect of the Notes are:	Calculation Agent: Goldman Sachs Capital Markets Fiscal and Paying Agent: Deutsche Bank AG London Branch Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.935898 producing a sum of (for Notes not denominated in Euro):	Euro 18,717,960
44.	In the case of Notes listed on the Official Segement of the Stock Market of Euronext Amsterdam N.V.:	Not applicable.
45.	Date of Pricing Supplement:	22 April 2003.
46.	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:........................

Duly Authorised

ANNEX

DATE	LIBOR	DATE	LIBOR	DATE	LIBOR	DATE	LIBOR	DATE	LIBOR
31/01/90	8.37500	30/04/93	3.18750	31/07/96	5.67578	29/10/99	6.18500	31/01/03	1.35000
28/02/90	8.37500	31/05/93	3.37500	30/08/96	5.56250	30/11/99	6.11500	28/02/03	1.34000
30/03/90	8.50000	30/06/93	3.31250	30/09/96	5.62500	31/12/99	6.00125	31/03/03	1.27875
30/04/90	8.68750	30/07/93	3.31250	31/10/96	5.50000	31/01/00	6.07750		
31/05/90	8.37500	31/08/93	3.25000	29/11/96	5.50000	29/02/00	6.10875		
29/06/90	8.37500	30/09/93	3.37500	31/12/96	5.56250	31/03/00	6.29000		
31/07/90	7.93750	29/10/93	3.43750	31/01/97	5.56250	28/04/00	6.50250		
31/08/90	8.06250	30/11/93	3.50000	28/02/97	5.53906	31/05/00	6.86250		
28/09/90	8.31250	31/12/93	3.37500	31/03/97	5.77344	30/06/00	6.76938		
31/10/90	8.06250	31/01/94	3.25000	30/04/97	5.81641	31/07/00	6.72188		
30/11/90	8.38000	28/02/94	3.75000	30/05/97	5.81250	31/08/00	6.68000		
31/12/90	7.63000	31/03/94	3.93750	30/06/97	5.78125	29/09/00	6.81125		
31/01/91	7.06000	29/04/94	4.31250	31/07/97	5.70703	31/10/00	6.76000		
28/02/91	6.88000	31/05/94	4.62500	29/08/97	5.71875	30/11/00	6.71500		
29/03/91	6.44000	30/06/94	4.87500	30/09/97	5.76953	29/12/00	6.39875		
30/04/91	6.06000	29/07/94	4.87500	31/10/97	5.75000	31/01/01	5.42125		
31/05/91	6.06000	31/08/94	5.00000	28/11/97	5.90234	28/02/01	5.05250		
28/06/91	6.18750	30/09/94	5.50000	31/12/97	5.81250	30/03/01	4.87875		
31/07/91	6.00000	31/10/94	5.62500	30/01/98	5.62500	30/04/01	4.33625		
30/08/91	5.68750	30/11/94	6.18750	27/02/98	5.67969	31/05/01	3.99000		
30/09/91	5.62500	30/12/94	6.50000	31/03/98	5.71094	29/06/01	3.83625		
31/10/91	5.31250	31/01/95	6.31250	30/04/98	5.71875	31/07/01	3.67000		
29/11/91	4.93750	28/02/95	6.25000	29/05/98	5.68750	31/08/01	3.46250		
31/12/91	4.31250	31/03/95	6.25000	30/06/98	5.68750	28/09/01	2.59000		
31/01/92	4.18750	28/04/95	6.18750	31/07/98	5.68750	31/10/01	2.20000		
28/02/92	4.25000	31/05/95	6.06250	31/08/98	5.62500	30/11/01	2.03188		
31/03/92	4.31250	30/06/95	6.05859	30/09/98	5.31250	31/12/01	1.88125		
30/04/92	4.06250	31/07/95	5.87500	30/10/98	5.21953	31/01/02	1.88000		
29/05/92	4.06250	31/08/95	5.88281	30/11/98	5.28266	28/02/02	1.90000		
30/06/92	3.93750	29/09/95	5.95313	31/12/98	5.06563	28/03/02	2.03000		
31/07/92	3.43750	31/10/95	5.93750	29/01/99	4.96953	30/04/02	1.92000		
31/08/92	3.50000	30/11/95	5.87500	26/02/99	5.02625	31/05/02	1.89625		
30/09/92	3.12500	29/12/95	5.62500	31/03/99	5.00000	28/06/02	1.86000		
30/10/92	3.56250	31/01/96	5.37500	30/04/99	4.98875	31/07/02	1.82375		
30/11/92	4.00000	29/02/96	5.30469	31/05/99	5.06625	30/08/02	1.80625		
31/12/92	3.43750	29/03/96	5.47266	30/06/99	5.36750	30/09/02	1.79000		
29/01/93	3.31250	30/04/96	5.48438	30/07/99	5.34250	31/10/02	1.68625		
26/02/93	3.18750	31/05/96	5.50000	31/08/99	5.52000	29/11/02	1.42500		
31/03/93	3.25000	28/06/96	5.58203	30/09/99	6.08375	31/12/02	1.38000		

Source: British Bankers' Association 11:00 am London time fixes
Historical data from Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 3 month USD-LIBOR-BBA rate or any successor rate. The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results.

Results achieved in the past are no guarantee of future results.

N √

Pricing Supplement 03 MAY 12 7:21

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) (the "Issuer")

SERIES NO: 659A

TRANCHE NO: 1

HKD82,000,000 Fixed Rate Notes due 9 April 2013

Issue Price: 100.00 per cent.

J.P. Morgan Securities Ltd.

The date of this Pricing Supplement is 7 April 2003

This Pricing Supplement, under which the Notes described herein (the "Notes") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "Offering Circular") dated 27 September, 2002, issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 global Medium- term note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	659A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Hong Kong Dollars ("HKD")
4.	Aggregate Nominal Amount:	
	- Series:	HKD82,000,000
	- Tranche:	HKD82,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	HKD 1,000,000
7.	Issue Date:	9 April 2003
8.	Maturity Date:	9 April 2013
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Fixed Rate (further particulars specified below)
11.	Redemption/Payment Basis:	Redemption at par
12.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
13.	Put/Call Options:	Not Applicable
14.	Status of the Notes:	Senior
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	From and including 9 April 2003 up to but excluding 9 April 2013 the Notes shall bear interest at a Fixed Rate of 5.125 per cent. per annum payable annually in arrear
	(ii) Interest Payment Dates:	The Interest Payment Dates shall be annually on 9 April in each year from and including 9 April 2004

		up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be a resulting adjustment to the accrual
(iii)	Fixed Coupon Amounts:	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)
(vi)	Determination Dates (Condition 1(a):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18.	**Floating Rate Note Provisions:**	Not Applicable
19.	**Zero Coupon Note Provisions:**	Not Applicable
20.	**Index Linked Interest Note Provisions:**	Not Applicable
21.	**Dual Currency Note Provisions:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call option:**	Not Applicable
23.	**Put Option:**	Not Applicable
24.	**Final Redemption Amount:**	Nominal Amount
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note at the expense of the Issuer
	(ii) Applicable TEFRA exemption:	D Rules
27.	Additional Financial Centre(s) (Condition 8(h) or other special provisions relating to payment dates:	New York and London
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Notes is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, nothwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable

	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35.	If non-syndicated, name of relevant Dealer:	J.P. Morgan Securities Ltd.
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0166148071
38.	Common Code:	016614807
39.	Any clearing system(s) other than Euroclear and Clearstream, Banking and the relevant identification number(s):	Not Applicable
40.	Delivery:	Delivery against payment
41.	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Calculation Agent: Deutsche Bank AG London

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of:	Euro
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45.	Date of Pricing Supplement:	7 April 2003
46.	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised

NV

03 MAY 12 7:21

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 652A
TRANCHE NO: 1
USD 20,000,000 Fixed Rate Step-Up Range Notes due 2018

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 1 April 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	652A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 20,000,000
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	4 April 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		4 April 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	See item 17(vii) below
	(ii)	Interest Payment Date(s):	4 April and 4 October in each year commencing on 4 October 2003 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	Not Applicable.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)

(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest relating to Year 1 shall be 8.00 per cent. per annum and the Rate of Interest relating to Year 2 to Year 15 (inclusive) shall be a rate (expressed as a percentage) determined by the Determination Agent in accordance with the following formula: **Coupon x N/M** Where "**Coupon**" means; 8.00 per cent. per annum in respect of Year 2 and Year 3 9.00 per cent. per annum in respect of Year 4 to 6 (inclusive) 10.00 per cent. per annum in respect of Year 7 to 9 (inclusive) 11.00 per cent. per annum in respect of Year 10 to 12 (inclusive) 12.00 per cent. per annum in respect of Year 13 to 15 (inclusive) "**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and (a) in relation to Year 2 to Year 6 (inclusive), less than or equal to 5.00 per cent.; and (b) in relation to Year 7 to Year 9 (inclusive), less than or equal to 6.00 per cent.; and (c) in relation to Year 10 to Year 12 (inclusive), less than or equal to 7.00 per cent.; and (d) in relation to Year 13 to Year 15 (inclusive), less than or equal to 8.00 per cent.; "**M**" is the total number of days in the relevant Interest Period as determined by the Determination Agent; "**Year 1**" means the period beginning on (and including) the Issue Date and ending on (and excluding) 4 April 2004; "**Year 2**" means the period beginning on (and including) 4 April 2004 and ending on (and excluding) 4 April 2005;

"**Year 3**" means the period beginning on (and including) 4 April 2005 and ending on (and excluding) 4 April 2006;

"**Year 4**" means the period beginning on (and including) 4 April 2006 and ending on (and excluding) 4 April 2007;

"**Year 5**" means the period beginning on (and including) 4 April 2007 and ending on (and excluding) 4 April 2008;

"**Year 6**" means the period beginning on (and including) 4 April 2008 and ending on (and excluding) 4 April 2009;

"**Year 7**" means the period beginning on (and including) 4 April 2009 and ending on (and excluding) 4 April 2010;

"**Year 8**" means the period beginning on (and including) 4 April 2010 and ending on (and excluding) 4 April 2011;

"**Year 9**" means the period beginning on (and including) 4 April 2011 and ending on (and excluding) 4 April 2012;

"**Year 10**" means the period beginning on (and including) 4 April 2012 and ending on (and excluding) 4 April 2013;

"**Year 11**" means the period beginning on (and including) 4 April 2013 and ending on (and excluding) 4 April 2014;

"**Year 12**" means the period beginning on (and including) 4 April 2014 and ending on (and excluding) 4 April 2015;

"**Year 13**" means the period beginning on (and including) 4 April 2015 and ending on (and excluding) 4 April 2016;

"**Year 14**" means the period beginning on (and including) 4 April 2016 and ending on (and excluding) 4 April 2017;

"**Year 15**" means the period beginning on (and including) 4 April 2017 and ending on (and excluding) the Maturity Date; and

		"Reference Rate" means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on Moneyline/Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period.
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	4 April and 4 October in each year commencing on 4 October 2003 and ending on 4 October 2017
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0165202762

38	Common Code:	016520276
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Goldman Sachs Capital Markets as Determination Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.990621 producing a sum of:	EUR 19,812,420
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	1 April 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 
Duly authorised

Niek Vogelaar

03 MAY 12 PM 7:21

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 269A
TRANCHE NO: 2

CAD 50,000,000 4.375 per cent. Notes 2003 due 2007

to be consolidated and form a single series with the Issuer's CAD 100,000,000 4.375 per cent. Notes 2001 due 2007, issued on 14 December 2001

TD Securities

Rabobank International

Deutsche Bank

KBC Bank NV

The date of this Pricing Supplement is 31 March 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Netherlands:

The Notes qualify as Euro-securities (Euro-effecten) within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht Effectenverkeer 1995) i.e.

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different States party to the Agreement of the European Economic Area;

(b) at least 60% of the Notes are placed by syndicate members established in one or more states other than The Netherlands;

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive 2000/12/EC.

No general advertising or canvassing campaign is conducted in respect of the Notes anywhere in the world.

Canada:

The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer, sell, or deliver, directly or indirectly, any such Note in Canada or to or for the benefit or account of any resident of Canada, except in compliance with all applicable securities laws of Canada and the provinces and territories thereof.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	269A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Canadian Dollars ("CAD")
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 150,000,000
	(ii)	Tranche:	CAD 50,000,000
5	(i)	Issue Price:	100.84 per cent. of the Nominal Amount (plus 110 days' accrued interest at the rate of 4.375 per cent. per annum for the period from and including 14 December 2002 to but excluding 3 April 2003)
	(ii)	Net proceeds:	CAD 50,266,746.58 (less agreed expenses)
6	Specified Denominations:		CAD 1,000; CAD 10,000 and CAD 100,000
7	Issue Date:		3 April 2003
8	Maturity Date:		14 December 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.375 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	4.375 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 December in each year commencing on 14 December 2003 and ending on the Maturity Date

	(iii)	Fixed Coupon Amount(s):	CAD 43.75 per CAD 1,000 in nominal amount; CAD 437.50 per CAD 10,000 in nominal amount; CAD 4375.00 per CAD 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes

	(i)	Temporary or permanent global Note/Certificate:	The Temporary Global Note which is exchangeable for Definitive Notes not earlier than 40 days after the Closing Date but as soon as practicable thereafter upon certification as to non-U.S. beneficial ownership.
	(ii)	Applicable TEFRA exemption:	D Rules
27		Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and New York
28		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30		Details relating to Instalment Notes:	Not Applicable
31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Deutsche Bank AG London KBC Bank NV
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	Combined Management and Underwriting Commission: 0.225 per cent. of the Nominal Amount of the Notes. Selling Concession: 1.4 per cent. of the Nominal Amounts of the Notes
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	**The Netherlands:** The Notes qualify as Euro-securities (Euro-effecten) within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht Effectenverkeer 1995) i.e. :

		(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are a party to the Agreement of the Europena Economic Area; (b) at least 60% of the Notes are placed by syndicate members established in one or more states other than the Netherlands; and (c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of the Annex I to Directive 2000/12/EC. No general advertising or canvassing campaign is conducted in respect of the Notes anywhere in the world. **Canada:** The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer, sell or deliver, directly or indirectly, any such Note in Canada or to or for the benefit or account of any resident of Canada except in compliance with all applicable securities laws of Canada and the provinces and territories thereof.

OPERATIONAL INFORMATION

37	ISIN Codes:	Permanent: XS0139013923; Temporary: XS0165891366
38	Common Codes:	Permanent: 013901392; Temporary: 016589136
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.636364 , producing a sum of (for Notes not denominated in Euro):	Euro 31,818,200
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	31 March 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised